UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2017

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Entry into Amended Credit Facility

On March 1, 2017, Gazit-Globe Ltd. (the “Company”) and its wholly owned subsidiaries, entered into an amendment to its three-year credit facility agreement with Citibank N.A. (“Citibank”). This as-amended credit facility agreement replaces the Company's preexisting credit facility agreement with Citibank, and gives effect to the merger on March 1, 2017, between the Company's consolidated subsidiary Equity One, Inc. (NYSE: EQY)("EQY") and Regency Centers Corporation (NYSE: REG) (“REG”) pursuant to which REG is the surviving entity.

Amounts outstanding under the as-amended credit facility will bear interest at LIBOR plus a fixed margin. Loans under the credit facility are secured by a pledge by the Company of a portion of its interest in its consolidated subsidiaries, consisting of First Capital Realty Inc. (TSX: FCR) (“FCR”) and Citycon Oyj (HEL: CTY1S) (“CTY”), as well as a portion of its interest in REG, which is not a consolidated subsidiary and which interest, as a result of the merger, replaces the prior pledges granted to Citibank over a portion of the Company's interest in EQY. Loans under the facility are also secured by guarantees (limited to the scope of the pledged shares) from the Company’s wholly-owned subsidiaries through which the shares of REG and FCR are owned. The agreement also prescribes restrictions as to the maximum number of shares that may be pledged to secure credit under the facility.

The as-amended credit facility agreement includes customary provisions that would require the immediate repayment of all borrowed amounts upon the occurrence of certain events, including a cross default mechanism and customary events of default.

A copy of the as-amended credit facility agreement is attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K. Portions of the agreement have been omitted pursuant to a request for confidential treatment. The omitted portions have been filed separately with the Securities and Exchange Commission.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K, including the exhibits hereto, may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: March 16, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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Exhibit Index

Exhibit No.	Description
99.1	Third Amended and Restated Margin Loan Agreement, dated as of October 26, 2016, by and among Gazit-Globe Ltd., MGN (USA) Inc., various lenders party thereto and Citbank N.A., as amended by the First Amendment, dated December 2, 2016, and the Second Amendment, dated March 1, 2017#

# Portions of this exhibit have been omitted pursuant to a request for confidential treatment. The omitted portions have been filed with the Securities and Exchange Commission

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